Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation	Percent Owned By Context Therapeutics Inc.

Context Therapeutics LLC	Delaware	100%

Context Therapeutics Ireland Limited	Ireland	100%

Context Biopharma, Inc.	Delaware	100%